Exhibit 99.1

This AGREEMENT is made this 29th day of March, 2019

BETWEEN

(1)	KONIG COMPANY LIMITED (Company Registration No. 106096732), a limited company incorporated in the Republic of the Union of Myanmar, with its registered office at Uniteam Marine Office Building, Unit #1 8th floor, No. 84 Pan Haling Street, Sanchaung Township, Yangon, Myanmar

(Hereinafter referred to as the “Lessor”)

AND

(2)	KAYSER MYANMAR MANUFACTURING COMPANY LIMITED (Company Registration No. 107375244), a limited company incorporated in the Republic of the Union of Myanmar, with its registered address office No. 324, Kanaung Min Thar Gyl Street, Shwe Lin Ban Industrial Zone, Hlaing Thar Yar Township, Yangon, Myanmar

(Hereinafter referred to as the “Lessee”).

WHEREAS

The Lessor is the registered/beneficial proprietor of the property more particularly referred to and described in Schedule A (hereinafter referred to as “the Demised Premises”).

NOW IT IS HEREBY AGREED as follows:-

1.	The Lessor lets and the Lessee takes the Demised Premises for the term stipulated in Schedule B herein together with the options stipulated in Schedule C and at the rent stipulated in Schedule D and subject to the terms and conditions hereinafter contained.

2.	The Lessee hereby covenants with the Lessor as follows:-

2.1	To pay the rent hereby reserved on the day and in the manner aforesaid.

2.2	To pay all charges for the supply of water, electricity, gas and sanitation payable in respect of the Demised Premises.

2.3	Forthwith to notify the Lessor in writing of any notices served by any competent authority.

2.4	At all times to observe and comply with all laws, statutes, ordinances, regulations and/or by-laws affecting or relating to the Demised Premises which are required to be complied with by the Lessee, and not to do or permit to be done anything on the Demised Premises that shall be in breach of any law, bye-law, regulation, illegal, immoral or regulation or activities which are or that may expose the Lessor to penalty, fine or suit for damages and to indemnify the Lessor against all claims, fines and penalties in respect of the Lessee’s breach of any of the law, bye-law and regulation.

2.5	Not to keep or permit to be kept on the said Demised Premises or any part thereof any materials of a dangerous or explosive nature or the keeping of which may contravene any local statute or regulation or by-law.

2.6	At the expiration or sooner determination of the Lease (or any renewal thereof) to yield up the Demised Premises.

2.7	To apply for all necessary licenses and/or approvals from the relevant authorities to carry out the construction works on the Demised Premises and to carry out the business as stipulated in Schedule E herein or such other business as carried out by the Lessee.

3.	The Lessor hereby covenants with the Lessee as follows:-

3.1	To pay and discharge all present and future property tax, assessment and other statutory outgoings imposed on and payable in respect of the Demised Premises whenever the same shall become due.

3.2	To permit the Lessee if they punctually pay the rent hereby reserved and other charges and observe the stipulations and covenants on their part herein contained to peaceably enjoy the Demised Premises without any interruption or disturbances by the Lessor or those lawfully claiming title under or in trust for him.

3.3	To allow the Lessee to carry out any alteration or renovation of the Demised Premises (including the removal of trees or structures currently existing on the Demised Premises, and the construction of new structures). The Lessee shall have the right to change, supplement, remove or renew any parts of the construction during the term of this Agreement in accordance with its operation requirements, always provided that the Lessee shall bear all costs related to obtaining building permits, designs and construction. And to such effect, where the Lessor’s participation is required in order to obtain any necessary approvals, licenses or permits referred to in Clause 2.7, the Lessor shall use its best endeavors to provide assistance to facilitate the matters and activities contemplated under this Agreement.

3.4	To allow the Lessee to sublet all or any part of the Demised Premises.

3.5	To duly and punctually pay all and any service or maintenance charges or other contributions due or payable from time to time to the management of the building in which the said Demised Premises are comprised.

3.6	At all times to observe and comply with all laws, statutes, ordinances, regulations and/or by-laws affecting or relating to the Demised Premises which are required to be complied with by the Lessor.

3.7	To ensure connection to the sewerage and waste management, power grid and water system and provide incoming electricity and water supply from the relevant authorities for the whole of the Demised Premises.

3.8	To ensure unobstructed access to the public roads abutting the Demised Premises.

3.9	To insure the Premises against loss or damage by fire and to pay all premium thereon.

3.10	To duly register the Lease Agreement and the Lease hereby created with the relevant authorities, and to provide the Lessee with proof of such registration in such form as issued by the relevant authorities and required by the Lessee.

3.11	Not to cause or permit a transfer of the Demised Premises without the prior written consent of the Lessee.

3.12	Upon expiry, to renew or extend the grant or title of the Demised Premises until the expiry of the Lease (and its renewals as provided herein).

3.13	Not to cause or permit the Demised Premises to be mortgaged charged or subjected to any other such encumbrances, without the prior written consent of the Lessee.

3.14	To grant to the Lessee, an option to purchase the Demised Premises (“Call Option”) at the Option Price. The Call Option shall only become exercisable upon a change of the applicable laws allowing the ownership of the Demised Premises by the Lessee (“Change of Law”) and only during the period commencing from the effective date of the Change of Law until the effective date of termination of this Agreement (“Option Period”). The Option Price shall be determined by an independent property valuer based on the fair market value of the Demised Premises, disregarding any improvements, alterations or additions of the Lessee, or as otherwise agreed between the Lessor and the Lessee. The Call Option may be exercised by the Lessee by serving a written notice to the Lessor of the exercise of the Call Option (“Option Notice”) at any time during the Option Period. The Lessee shall be entitled to set-off a pro-rated portion of any advance rental payments in respect of the lease term remaining as at the date of the Option Notice, against the Option Price payable.

3.15	Upon the expiration or sooner termination of the Lease (or any renewal thereof), to permit the Lessee to remove and take away from the Demised Premises all fixtures and fittings, and/or any effects or property therein belonging to the Lessee.

4.	PROVIDED ALWAYS and it is expressly agreed as follows:-

4.1	If the rent hereby reserved or any part thereof shall at any time be unpaid for ninety (90) days after the same shall have become due and subject to prior written demand of not less than sixty (60) days by the Lessor, or if any covenants on the Lessee’s part herein contained shall not be performed or observed then and in any such cases it shall be lawful for the Lessor at any time thereafter to re-enter upon the said Demised Premises or any part thereof in the name of the whole and thereupon the Lease shall absolutely determine but without prejudice to the right of action of the Lessor in respect of any antecedent breach of the covenants on the part of the Lessee herein contained.

4.2	If the Demised Premises or any part thereof shall be destroyed or otherwise be rendered unfit for the use or access thereto be rendered impossible by fire, tempest, or other inevitable cause or by act of God, then and in such case and so often as same shall happen the rental or a fair and just proportion thereof according to the extent of the damage sustained shall cease and be suspended during and so long as the Demised Premises or any part thereof shall remain unfit for use or access thereto shall remain impossible by reason of such destruction or damage. If the Demised Premises or any part thereof shall remain to be unfit for use or access thereto shall remain impossible for a period exceeding six (6) months, then Lessee shall have the right to terminate this Lease immediately by giving the Lessor notice in writing and any rent paid in advance shall be repaid by the Lessor to the Lessee after pro rata deductions for the period that the Demised Premises were in the possession of the Lessee.

4.3	If on the determination of this Lease, the Lessee remains in possession of the Demised Premises without the consent of the Lessor, the Lessee shall continue to pay the annual rental to the Lessor for each year or part thereof that the Lessee fails to vacate the Demised Premises.

5.	The Lessor hereby represents and warrants the following:

5.1	The Lessor has the powers and capacity to enter into this Agreement, and to fulfill its obligations under this Agreement;

5.2	There are no pending or outstanding claims, lawsuits, trials, governmental proceedings or otherwise related to the purpose of this Agreement, which could have an adverse effect on the Lease hereby contemplated. No person has a claim, right, option or otherwise over the Demised Premises either directly or indirectly, and the Lessor will not grant rights to the Demised Premises to a third party during the term of this Agreement; and

5.3	This Agreement constitutes a legal, valid and binding obligation for the Lessor, enforceable under the laws of the Republic of the Union of Myanmar.

6.	In the event that the Lessee is not able to use the Demised Premises either because of the compulsory acquisition of the Demised Premises by the government or deprivation of the Lessor’s or Lessee’s rights in the Demised Premises or refusal of the competent authority to permit the Lessee to use the Demised Premises, then this Lease may be terminated by the Lessee giving the Lessor three (3) months’ notice in writing and in which case Clause 8 shall apply except that in the case of compulsory acquisition, the Lessor shall be liable to and shall pay to the Lessee the full amount of the compensation received from the government.

7.	The Lessee shall have the right to terminate this Lease by giving written notice to the Lessor if any of the following events occur:

(a)	the Lessor does not comply with any provision of this Lease;

(b)	the Lessor is unable to or admits its inability to pay its debts generally as they fall due, suspends making payments on all or any class of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its classes of creditors with a view to rescheduling, readjusting or deferring any of its indebtedness;

(c)	any corporate action or legal proceeding is taken or a petition is presented for the winding-up of the Lessor;

(d)	a liquidator, judicial manager, receiver, administrator or other similar officer is appointed in respect of the Lessor over all or any significant part of its assets;

(e)	any litigation, arbitration or administrative proceedings or investigations are commenced against the Lessor before, any court, arbitral body or agency or there are any circumstances likely to give rise to such proceedings;

(f)	there is a change in the shareholding, shareholders or directors of the Lessor;

(g)	it is or becomes unlawful for the Lessor to perform any of its obligations under the Lease;

and any rent paid in advance shall be repaid by the Lessor to the Lessee after pro rata deductions for the period that the Demised Premises were in the possession of the Lessee.

8.	In the event the Lease is terminated at any time for any reason whatsoever before the expiry of the term of the Lease, other than by the Lessor pursuant to Clause 4.2, the Lessor shall forthwith be liable to and shall pay to the Lessee compensation equivalent to the fair market value of the Demised Premises, except if the Demised Premises have been or are sold for a price higher than the fair market value, in which case the compensation shall be an amount equivalent to the Net Proceeds of such sale (“Compensation”).

“Net Proceeds” when used herein means the proceeds received by the Lessor from the transferee in connection with the sale or other transfer of the Demised Premises, net of (a) reasonable out-of-pocket costs, fees and expenses paid or required to be paid in connection therewith and (b) taxes paid or reasonably estimated to be payable as a result thereof.

9.	All notices, requests, demands and other communications under this Agreement or in connection therewith shall be given or made in writing in the English language and shall be sufficiently given if sent personally, by courier, prepaid registered airmail or by facsimile and addressed to the Party to which such notice is to be given at the address of such party or to its facsimile number, as may be applicable, or in the event of a Party giving notice in writing to the other of any change of any such address, at such other address.

The address and facsimile number for service of such notices, requests, demand and other communications are as follows:

To the Lessee:

Kayser Myanmar Manufacturing Co. Ltd.

No.(259), Than Chet Wun U Nyunt Street, Shwe Lin Ban Industrial Zone, Hlaing Thar Yar Township

To the Lessor:

Konig Co. Ltd.

Uniteam Marine Office Building, Unit #1 8th floor, No. 84 Pan Haling Street, Sanchaung Township, Yangon

10.	Stamp duty on this Agreement, if any, shall be borne by the Lessee.

11.	This Agreement shall be governed by and construed in accordance with the laws of the Republic of the Union of Myanmar. Any dispute or difference arising between the Lessor and the Lessee touching any clause or matter or thing whatsoever herein contained or the operation or construction thereof or any matter or rights, duties or liabilities of either party under, in or any way connected with this Lease, shall be referred to and finally resolved by arbitration in Singapore in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (“SIAC Rules”) for the time being in force, which rules are deemed to be incorporated by reference in this clause. The Tribunal shall consist of a single arbitrator to be appointed by the Chairman of the SIAC. The language of the arbitration shall be English. The award of the arbitrator shall be final and binding upon the Parties.

In the event that either Party elects to seek interim/temporary injunctive relief before any court having jurisdiction, such Party shall not be bound by the provisions of this Clause.

12.	Time wherever mentioned shall be of the essence.

13.	The Schedule shall be taken read and construed as an essential part of this Agreement.

14.	This Agreement may be furnished in another language to facilitate the negotiation process and it is understood that notwithstanding such, if a conflict or ambiguity is derived as a result, the interpretation to prevail and apply shall be that of the English language version and/or interpretation.

15.	This Agreement may only be amended in writing signed by both Parties, subject to any approvals required by the relevant authorities of the Republic of the Union of Myanmar.

16.	If any provisions of this Agreement shall be declared invalid, unenforceable or illegal by any court or arbitral tribunal, such invalidity, unenforceability or illegality shall not prejudice or affect the remaining provisions of this Agreement, which shall continue in full force and effect notwithstanding such invalidity, unenforceability or illegality.

17.	This Agreement may be executed in any number of counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement but all counterparts shall together constitute one and the same instrument.

18.	Each Party hereby undertakes to and for the benefit of the other Party that it shall execute and do all such further deeds, assurance, acts and things as may be required so that full effect may be given to the provisions of this Agreement.

19.	This Agreement shall be binding upon the respective heirs, personal representatives, successors in title and assigns of the Lessor and Lessee.

<<<<signature page and Schedules to follow>>>>

IN WITNESS WHEREOF the Lessor and the Lessee have set their hands the day and year set out herein above.

LESSOR	LESSEE

For and on behalf of the Konig Company Limited	For and on behalf of the Kayser Myanmar Manufacturing Company Limited
According to the meeting minutes on 26th March 2019	According to the meeting minutes on 28th March 2019

WITNESSES

Signature:	/s/ Signed	Signature:	/s/ Signed

Name:		Name

Citizen Scrutiny :		Citizen Scrutiny :
Card No.

Address:	No. 751, Thakhin Khin	Address:	No. 118, 5th Floor (A),
	Zaw 5th Street, No.1		Sanpya 5th Street,
	Ward, Eastern Dagon		Sanpya Ward,
	Township, Yangon		Thingangyun Township, Yangon

S C H E D U L E

(Which is to be read and construed as part of this Agreement)

SCHEDULE A	Description of the Demised Premises

Address:

Plot No.324, Kanaung Min Thar Gyi Street, Haling Tharyar Township,
Yangon

Land Area:

Approximately 6,900 sqm (Approximately 1.67 Acres)

Buildings, Facilities and Fixtures & Fittings:

2,000 sqm factory space, 900 sqm office space and about 300 sqm dormitories and facility space

Condition:
As is

SCHEDULE B	Term of Lease
Fifty (50) years commencing on

SCHEDULE C	Renewal Option

The term of 50 years for the Lease shall be extendable by 2 consecutive terms of 10 years each (on the same terms and conditions as set forth herein) provided that the Lessee shall have given written request to the Lessor for such further extension of the Lease prior to the expiry of the term.

Provided that the law permits, it is understood and agreed, that the Parties shall enter into negotiations for further renewals of the lease on the same terms and conditions as set forth herein, provided that the Lessee shall have given written request to the Lessor for such further extension of the Lease prior to the expiry of the second renewal.

SCHEDULE D	Rental

MMK 10,000,000 per month.

SCHEDULE E	Use of Demised Premises

Operation of a factory.